UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-33491

DXI ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-183587) and Form S-8 (File No. 333-179540 and 333-156772) of DXI Energy Inc.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DXI Energy Inc.

Date: August 11, 2016
By: David Matheson
Name: David Matheson
Title: CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements (Unaudited) in respect of the period ended June 30, 2016

99.2	Interim Management Discussion and Analysis in respect of the period ended June 30, 2016

99.3	Form 52-109F2 Certification of Interim Filings of the Chief Executive Officer of DXI Energy Inc. for the interim period ended June 30, 2016

99.4	Form 52-109F2 Certification of Interim Filings of the Chief Financial Officer of DXI Energy Inc. for the interim period ended June 30, 2016